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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

CB Richard Ellis Services, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Each Class of Options to Purchase Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

None
(CUSIP Number of Class of Securities)

Walter Stafford, Esq.
Senior Executive Vice President,
Secretary and General Counsel
CB Richard Ellis Services, Inc.
505 Montgomery Street, 6th Floor
San Francisco, California 94111
(415) 733-5502
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

Copy to:
Thomas J. Murphy, Esq. McDermott, Will & Emery 227 West Monroe Street Chicago, Illinois 60606 (312) 372-2000	Richard Capelouto, Esq. Simpson Thacher & Bartlett 3330 Hillview Avenue Palo Alto, CA 94304 (650) 251-5000

Transaction valuation*	Amount of Filing Fee

$4,674,457	$935

*
Calculated solely for the purpose of determining the filing fee, based upon the purchase of 2,583,164 options at the purchase price applicable to each option. The purchase price for each option is the greater of (i) the amount by which $16.00 exceeds the exercise price of the option, if any, and (ii) $1.00. This offer relates to options at the following exercise prices: (a) 5,264 options at $0.30; (b) 3,791 options at $0.31; (c) 3,053 options at $0.39; (d) 2,596 options at $0.41; (e) 2,490 options at $0.42; (f) 2,384 options at $0.44; (g) 25,321 options at $1.00; (h) 105,750 options at $10.00; (i) 15,000 options at $10.375; (j) 9,000 options at $11.8125; (k) 193,000 options at $12.875; (l) 87,107 options at $12.89; (m) 306,000 options at $14.25 and (n) 1,822,408 options at exercise prices over $16.00
/ /
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
	Amount Previously Paid:	Filing Party:

	Form or Registration No.:	Date Filed:

/ /	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
/x/ issuer tender offer subject to Rule 13e-4.
/ / going-private transaction subject to Rule 13e-3.
/ / amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

Tender Offer

    CB Richard Ellis Services, Inc., a Delaware corporation (the "Company"), is filing this Tender Offer Statement on Schedule TO under Section 13(e) of the Securities Exchange Act of 1934, as amended, (the "Statement"), in connection with the offer to purchase all outstanding options to purchase the Company's common stock, par value $0.01, in each class of the Company's options, on the terms and subject to the conditions described in the Offer to Purchase, dated June 19, 2001 (the "Offer to Purchase"), and the related attachments thereto. The Offer to Purchase is attached to this Statement as Exhibit (a)(i) and the related Letter of Transmittal is attached to this Statement as Exhibit (a)(ii), which, as they may be amended or supplemented from time to time, together and with all schedules and annexes thereto constitute the "Offer."

    This Offer is being made in connection with the proposed merger of BLUM CB Corp., a Delaware corporation and wholly-owned subsidiary of CBRE Holding, Inc., with and into the Company, pursuant to the Amended and Restated Merger Agreement, dated as of May 31, 2001, by and among the Company, BLUM CB Corp. and CBRE Holding, Inc. (as amended, the "Merger Agreement"), attached hereto as Exhibit (d)(iii). The merger and the Merger Agreement are described in the Company's Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on June 15, 2001 (the "Proxy Statement"), attached hereto as Exhibit(d)(i).

    The information in the Offer is expressly incorporated in this Statement by reference in response to all the items of this Statement, except as otherwise provided below.

Item 1. Summary Term Sheet.

    The Summary Term Sheet provided in the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

    (a) The issuer is CB Richard Ellis Services, Inc., whose principal executive office is located at 200 North Sepulveda Boulevard, El Segundo, California 90245. The Company's telephone number is (310) 563-8600.

    (b) The information provided in the section of the Offer to Purchase entitled "The Offer—Source and Amount of Funds" is incorporated herein by reference.

    (c) The information provided in the section of the Offer to Purchase entitled "The Offer—Market and Trading Information" is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

    (a) The information set forth under Item 2(a) above is incorporated herein by reference.

Item 4. Terms of the Transaction.

    (a) The information provided in the sections of the Offer to Purchase entitled "Summary Term Sheet," "Questions and Answers About the Offer" and "The Offer" is incorporated herein by reference.

    (b) The information provided in the section of the Offer to Purchase entitled "The Offer—Interests of Directors and Officers; Transactions and Arrangements about the Options" is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

    (e) The information provided in the sections of the Offer to Purchase entitled "The Offer—Interests of Directors and Officers; Transactions and Arrangements about the Options" and "The Merger and Related Transactions" is incorporated herein by reference. The information contained in the sections of the Proxy Statement entitled "Special Factors—Background of the Merger," "—Effects of the Merger," "—Interests of CB Richard Ellis Services Directors and Executive Officers in the Merger," "The Special Meeting—Votes Required," "The Merger Agreement" and "Other Agreements" is incorporated herein by reference. The Merger Agreement and the Amended and Restated Contribution and Voting Agreement, which is attached hereto as Exhibit(d)(iv), are incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

    (a) The information provided in the section of the Offer to Purchase entitled "The Offer—Purpose of the Offer" is incorporated herein by reference.

    (b) The information provided in the section of the Offer to Purchase entitled "The Offer—Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer" is incorporated herein by reference.

    (c) The information provided in the sections of the Offer to Purchase entitled "Significant Consequences to Non-Tendering Optionholders," "The Offer—Purpose of the Offer" and "The Merger and Related Transactions" is incorporated herein by reference. The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet," "Special Factors—Effects of the Merger," "—Interests of CB Richard Ellis Services Directors and Executive Officers in the Merger," "—Financing for the Merger," "Anticipated Offerings by CBRE Holding," "The Merger Agreement" and "Dividends" is incorporated herein by reference. The Merger Agreement is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

    (a) The information provided in the section of the Offer to Purchase entitled "The Offer—Source and Amount of Funds" is incorporated herein by reference.

    (b) The information provided in the sections of the Offer to Purchase entitled "The Offer—Conditions," "—Source and Amount of Funds" and "The Merger and Related Transactions" is incorporated herein by reference. The information contained in the sections of the Proxy Statement entitled "Special Factors—Financing for the Merger," "The Merger Agreement—Financing Arrangements" and "Other Agreements—Contribution and Voting Agreement" is incorporated herein by reference. The Amended and Restated Contribution and Voting Agreement is incorporated herein by reference.

    (d) The information provided in the sections of the Offer to Purchase entitled "The Offer—Source and Amount of Funds" and "The Merger and Related Transactions" is incorporated herein by reference. The information contained in the sections of the Proxy Statement entitled "Special Factors—Financing for the Merger" and "Other Agreements—Contribution and Voting Agreement" is incorporated herein by reference. The Amended and Restated Contribution and Voting Agreement is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

    (a) Not applicable.

    (b) The information provided in the section entitled "The Offer—Interests of Directors and Officers; Transactions and Arrangements about the Options" is incorporated herein by reference. The information contained in the section of the Proxy Statement entitled "Common Stock Purchase Information" is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

    (a) The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet," "Questions and Answers about the Merger," "Special Factors—Background of the Merger," "—Fees and Expenses" and "The Special Meeting—Solicitation" is incorporated herein by reference.

Item 10. Financial Statements.

    (a) Not applicable.

    (b) Not applicable.

Item 11. Additional Information.

    (a) The information set forth under Item 5(e) above is incorporated herein by reference. The information contained in the sections of the Proxy Statement entitled "Special Factors—Litigation" and "—Regulation Matters" is incorporated herein by reference.

    (b) Not applicable.

Item 12. Exhibits.

(a)(i)	Offer to Purchase, dated June 19, 2001.
(a)(ii)	Letter of Transmittal.
(a)(iii)	Notice of Withdrawal.
(a)(iv)	Letter to Employees from Raymond E. Wirta, dated June 19, 2001.
(a)(v)	Notice to Non-Employee Optionholders Regarding Substitute Form W-9 and Substitute Form W-9 with Guidelines.
(b)(i)
Commitment Letter, dated February 23, 2001, of Credit Suisse First Boston to BLUM CB Corp. (the "CSFB Commitment Letter"), including exhibits (incorporated herein by reference to Exhibit 5 to Amendment No. 4 to Schedule 13D filed by RCBA Strategic Partners, L.P. and certain of its affiliates on February 28, 2001).
(b)(ii)
Amendment, dated May 31, 2001, to the CSFB Commitment Letter (incorporated herein by reference to Exhibit 13 to Amendment No. 7 to Schedule 13D filed by RCBA Strategic Partners, L.P. and certain of its affiliates on June 5, 2001).
(b)(iii)
Commitment Letter, dated February 23, 2001, of DLJ Investment Funding, Inc. to BLUM CB Holding Corp. (the "DLJ Commitment Letter"), including schedule and exhibit (incorporated herein by reference to Exhibit 6 to Amendment No. 4 to Schedule 13D filed by RCBA Strategic Partners, L.P. and certain of its affiliates on February 28, 2001).
(b)(iv)
Amendment, dated May 31, 2001, to the DLJ Commitment Letter (incorporated herein by reference to Exhibit 14 to Amendment No. 7 to Schedule 13D filed by RCBA Strategic Partners L.P. and certain of its affiliates on June 5, 2001).

(b)(v)
Purchase Agreement, dated May 31, 2001, among BLUM CB Corp., CBRE Holding, Inc. and Credit Suisse First Boston on its own behalf and as the representative for certain other initial purchasers relating to the issuance by BLUM CB Corp. of 11 1/4% Senior Subordinated Notes due 2011 (incorporated herein by reference to Exhibit 12 to Amendment 7 to Schedule 13D filed by RCBA Strategic Partners L.P. and certain of its affiliates on June 5, 2001).
(d)(i)	Preliminary Proxy Statement on Schedule 14A, as amended, filed with the Securities and Exchange Commission on June 8, 2001 (incorporated herein by reference).
(d)(ii)	Form of proxy card, filed with the Securities and Exchange Commission with the Proxy Statement (incorporated herein by reference to the Proxy Statement).
(d)(iii)
Amended and Restated Agreement and Plan of Merger, dated as of May 31, 2001, by and among CB Richard Ellis Services, Inc., CBRE Holding, Inc. and BLUM CB Corp. (incorporated herein by reference to Appendix A of the Proxy Statement).
(d)(iv)
Amended and Restated Contribution and Voting Agreement, dated as of May 31, 2001, among CBRE Holding, Inc., BLUM CB Corp., RCBA Strategic Partners, L.P., FS Equity Partners III, L.P., FS Equity Partners International, L.P., Raymond E. Wirta, W. Brett White, Donald M. Koll and the other investors signatory thereto (incorporated herein by reference to Appendix B of the Proxy Statement).
(d)(v)
Form of Securityholders' Agreement to be entered into among RCBA Strategic Partners, L.P., FS Equity Partners III, L.P., FS Equity Partners International, L.P., The Koll Holding Company, Frederic V. Malek, DLJ Investment Partners II, L.P., CBRE Holding, Inc., CB Richard Ellis Services, Inc. and other investors to be signatories thereto (incorporated herein by reference to Exhibit A to Appendix B of the Proxy Statement).
(d)(vi)
Form of Warrant Agreement to be entered into among CBRE Holding, Inc., FS Equity Partners III, L.P. and FS Equity Partners International, L.P. (incorporated herein by reference to Exhibit B to Appendix B of the Proxy Statement).
(d)(vii)
Guarantee Agreement, dated as of February 23, 2001, between CB Richard Ellis Services, Inc. and RCBA Strategic Partners, L.P. (the "Guarantee Agreement") (incorporated herein by reference to Appendix C of the Proxy Statement).
(d)(viii)	Supplemental Agreement, dated May 31, 2001, related to the Guarantee Agreement (incorporated herein by reference to Appendix C of the Proxy Statement).
(d)(ix)
Letter Agreement, dated as of February 23, 2001, among RCBA Strategic Partners, L.P., FS Equity Partners III, L.P. and FS Equity Partners International, L.P. (incorporated herein by reference to Appendix D of the Proxy Statement).
(d)(x)	Press release dated February 24, 2001 (incorporated herein by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by CB Richard Ellis Services, Inc. on February 27, 2001).

(d)(xi)
Confidentiality Agreement, dated December 15, 2000, among BLUM Capital Partners, L.P., FS Equity Partners III, L.P., FS Equity Partners International, L.P., The Koll Holding Company, Raymond E. Wirta, W. Brett White and Frederick V. Malek (the "Confidentiality Agreement") (incorporated herein by reference to Exhibit 11 to Amendment 3 to Schedule 13D filed by RCBA Strategic Partners, L.P. and certain of its affiliates on February 27, 2001).
(d)(xii)
Amendment, dated February 23, 2001, to the Confidentiality Agreement (incorporated herein by reference to Exhibit 12 to Amendment 3 to Schedule 13D filed by RCBA Strategic Partners, L.P. and certain of its affiliates on February 27, 2001).
(g)	None.
(h)	None.

Item 13. Information Required by Schedule 13E-3.

    Not applicable.

SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 19, 2001	CB RICHARD ELLIS SERVICES, INC.
	By:	/s/ WALTER V. STAFFORD

		Name:	Walter V. Stafford
		Title:	Executive Vice President, Secretary and General Counsel

EXHIBIT INDEX

Exhibit Number	Description
(a)(i)	Offer to Purchase, dated June 19, 2001.
(a)(ii)	Letter of Transmittal.
(a)(iii)	Notice of Withdrawal.
(a)(iv)	Letter to Employees from Raymond E. Wirta, dated June 19, 2001.
(a)(v)	Notice to Non-Employee Optionholders Regarding Substitute Form W-9 and Substitute Form W-9 with Guidelines.
(b)(i)
Commitment Letter, dated February 23, 2001, of Credit Suisse First Boston to BLUM CB Corp. (the "CSFB Commitment Letter"), including exhibits (incorporated herein by reference to Exhibit 5 to Amendment No. 4 to Schedule 13D filed by RCBA Strategic Partners, L.P. and certain of its affiliates on February 28, 2001).
(b)(ii)
Amendment, dated May 31, 2001, to the CSFB Commitment Letter (incorporated herein by reference to Exhibit 13 to Amendment No. 7 to Schedule 13D filed by RCBA Strategic Partners, L.P. and certain of its affiliates on June 5, 2001).
(b)(iii)
Commitment Letter, dated February 23, 2001, of DLJ Investment Funding, Inc. to BLUM CB Holding Corp. (the "DLJ Commitment Letter"), including schedule and exhibit (incorporated herein by reference to Exhibit 6 to Amendment No. 4 to Schedule 13D filed by RCBA Strategic Partners, L.P. and certain of its affiliates on February 28, 2001).
(b)(iv)
Amendment, dated May 31, 2001, to the DLJ Commitment Letter (incorporated herein by reference to Exhibit 14 to Amendment No. 7 to Schedule 13D filed by RCBA Strategic Partners L.P. and certain of its affiliates on June 5, 2001).
(b)(v)
Purchase Agreement, dated May 31, 2001, among BLUM CB Corp., CBRE Holding, Inc. and Credit Suisse First Boston on its own behalf and as the representative for certain other initial purchasers relating to the issuance by BLUM CB Corp. of 11 1/4% Senior Subordinated Notes due 2011 (incorporated herein by reference to Exhibit 12 to Amendment 7 to Schedule 13D filed by RCBA Strategic Partners L.P. and certain of its affiliates on June 5, 2001).
(d)(i)	Preliminary Proxy Statement on Schedule 14A, as amended, filed with the Securities and Exchange Commission on June 8, 2001 (incorporated herein by reference).
(d)(ii)	Form of proxy card, filed with the Securities and Exchange Commission with the Proxy Statement (incorporated herein by reference to the Proxy Statement).
(d)(iii)
Amended and Restated Agreement and Plan of Merger, dated as of May 31, 2001, by and among CB Richard Ellis Services, Inc., CBRE Holding, Inc. and BLUM CB Corp. (incorporated herein by reference to Appendix A of the Proxy Statement).

(d)(iv)
Amended and Restated Contribution and Voting Agreement, dated as of May 31, 2001, among CBRE Holding, Inc., BLUM CB Corp., RCBA Strategic Partners, L.P., FS Equity Partners III, L.P., FS Equity Partners International, L.P., Raymond E. Wirta, W. Brett White, Donald M. Koll and the other investors signatory thereto (incorporated herein by reference to Appendix B of the Proxy Statement).
(d)(v)
Form of Securityholders' Agreement to be entered into among RCBA Strategic Partners, L.P., FS Equity Partners III, L.P., FS Equity Partners International, L.P., The Koll Holding Company, Frederic V. Malek, DLJ Investment Partners II, L.P., CBRE Holding, Inc., CB Richard Ellis Services, Inc. and other investors to be signatories thereto (incorporated herein by reference to Exhibit A to Appendix B of the Proxy Statement).
(d)(vi)
Form of Warrant Agreement to be entered into among CBRE Holding, Inc., FS Equity Partners III, L.P. and FS Equity Partners International, L.P. (incorporated herein by reference to Exhibit B to Appendix B of the Proxy Statement).
(d)(vii)
Guarantee Agreement, dated as of February 23, 2001, between CB Richard Ellis Services, Inc. and RCBA Strategic Partners, L.P. (the "Guarantee Agreement") (incorporated herein by reference to Appendix C of the Proxy Statement).
(d)(viii)	Supplemental Agreement, dated May 31, 2001, related to the Guarantee Agreement (incorporated herein by reference to Appendix C of the Proxy Statement).
(d)(ix)
Letter Agreement, dated as of February 23, 2001, among RCBA Strategic Partners, L.P., FS Equity Partners III, L.P. and FS Equity Partners International, L.P. (incorporated herein by reference to Appendix D of the Proxy Statement).
(d)(x)	Press release dated February 24, 2001 (incorporated herein by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by CB Richard Ellis Services, Inc. on February 27, 2001).
(d)(xi)
Confidentiality Agreement, dated December 15, 2000, among BLUM Capital Partners, L.P., FS Equity Partners III, L.P., FS Equity Partners International, L.P., The Koll Holding Company, Raymond E. Wirta, W. Brett White and Frederick V. Malek (the "Confidentiality Agreement") (incorporated herein by reference to Exhibit 11 to Amendment 3 to Schedule 13D filed by RCBA Strategic Partners, L.P. and certain of its affiliates on February 27, 2001).
(d)(xii)
Amendment, dated February 23, 2001, to the Confidentiality Agreement (incorporated herein by reference to Exhibit 12 to Amendment 3 to Schedule 13D filed by RCBA Strategic Partners, L.P. and certain of its affiliates on February 27, 2001).
(g)	None.
(h)	None.

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE
EXHIBIT INDEX